SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

4 April 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 2[redacted]
U.S.A.

02028547

SUPPL

02 APR 22 AM 11:09

Dear Sirs

Roly International Holdings Ltd.
NOTICE OF SPECIAL GENERAL MEETING
ANNOUNCEMENT - UPDATE ON PROPOSED INITIAL PUBLIC OFFERING OF ITS BUYING AGENCY SUBSIDIARY

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 4 April 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

dlw 4/22

ROLY INTERNATIONAL HOLDINGS LTD

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of the shareholders of Roly International Holdings Ltd. ("Company") will be held at Casuarina Suite B, Raffles Hotel, 1 Beach Road, Singapore 189673 on 19 April 2002 at 9.00 a.m. for the purpose of considering and, if thought fit, passing with or without any modifications the following resolution which will be proposed as an ordinary resolution:

Ordinary Resolution

That:

(a) approval be and is hereby given for:

the IPO (as defined and described in the circular to shareholders of the Company dated 4 April 2002 ("Circular")) of Linmark Group Limited ("Linmark") which would result in a material dilution of the Company's effective shareholding interest in Linmark, a principal subsidiary of the Company (as defined in Clause 941(3)(a)(ii) of the Listing Manual of the Singapore Exchange Securities Trading Limited) resulting from, *inter alia*:

(i) a disposal by RGS Holdings Limited ("RGS Holdings"), a wholly-owned subsidiary of the Company, of up to 31,200,000 Linmark Shares (as defined in the Circular) in connection with the IPO ("Linmark Sale Shares") as set out in section 3.1 of the Circular;

(ii) the issue by Linmark of up to 148,200,000 new Linmark Shares, the issue by Linmark of options pursuant to the Linmark Option Scheme (as defined in the Circular) and the issue of new Linmark Shares pursuant to the Linmark Share Issue Mandate (as defined in the Circular) as further elaborated in sections 3.1, 2.7.4 and 4.5 of the Circular respectively; and

(iii) the Company entering into such other documents in connection with the IPO upon such terms and conditions as further set out in section 4 of the Circular; and

(b) the Directors of the Company be and are hereby authorised to agree to, approve and/or confirm and execute for and on behalf of the Company any documents or agreements as may be contemplated or required under or associated with or related to or ancillary to the IPO and to do all acts, matters or things for and on behalf of the Company as they may consider expedient or necessary or desirable to give effect to the IPO or in the interests of the Company.

By Order of the Board

Cheung Hoi Yin, Brenda
Company Secretary

4 April 2002

Notes:

1. The ordinary resolution is to approve the IPO which will result in a material dilution of the Company's shareholding interest in Linmark. **By approving the IPO, Shareholders will also be approving the Linmark Option Scheme, the Linmark Share Issue Mandate and the Linmark Share Repurchase Mandate (as defined in the Circular). Shareholders who are eligible to participate in the Linmark Option Scheme, including but not limited to employees of the Roly Group (including the Linmark Group), should abstain from voting on the ordinary resolution to be proposed at the SGM.**

2. With the exception of The Central Depository (Pte) Limited ("CDP") who may appoint more than two proxies, any

member of the Company entitled to attend and vote at the SGM is entitled to appoint no more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

3. Subject to paragraph 4 below, to allow persons whose names are listed on the Depository Register (individually a "Depositor" and collectively the "Depositors") maintained by CDP as at 17 April 2002 ("Cut-Off Date") to attend the SGM, arrangements will be made for CDP to automatically issue a proxy form appointing each of the Depositors, and, in relation to each of the Depositors, in respect of such number of shares of the Company set out opposite their respective names in the Depository Register maintained by CDP as at the Cut-Off Date, as its proxy/proxies to attend and vote at the SGM. Accordingly, a Depositor who wishes to attend and vote in person at the SGM can do so without having to submit the Depositor Proxy Form (defined below), provided that a Depositor who is a corporation and who wishes to attend the SGM must submit the Depositor Proxy Form for the appointment of person(s) to attend and vote at the SGM on its behalf.

4. If a Depositor wishes to appoint person(s) other than the Depositor to attend and vote at the SGM in his stead, the Depositor should complete and submit the proxy form attached to this notice and despatched to Depositors ("Depositor Proxy Form"). If a Shareholder, who is not a Depositor, wishes to appoint person(s) other than the Shareholder to attend and vote at the SGM in his stead, the Shareholder should complete and submit the proxy form despatched to Shareholders who are not Depositors ("Shareholder Proxy Form"). To be effective, the Depositor Proxy Form or the Shareholder Proxy Form must be deposited at the office of the Company's Singapore share transfer agent, M & C Services Private Limited, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the SGM or its adjournment thereof.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 04/04/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

ANNOUNCEMENT - UPDATE ON PROPOSED INITIAL PUBLIC OFFERING OF ITS BUYING AGENCY SUBSIDIARY

Further to the announcements by **Roly International Holdings Ltd.** ("Company") on 25 January 2002 and 4 February 2002 on the proposed initial public offering ("IPO") of its wholly-owned buying agency subsidiary, namely Linmark Group Limited ("Linmark"), the directors of the Company wish to announce that a circular ("Circular") dated 4 April 2002 (a copy of which is appended) has been despatched by the Company to shareholders of the Company ("Shareholders") today.

The purpose of the Circular is to provide Shareholders with information relating to the IPO and to seek Shareholders' approval for the IPO which will result in a material dilution of the Company's shareholding interest in Linmark, a principal subsidiary of the Company, at a Special General Meeting ("SGM") to be held on 19 April 2002. Notice of the SGM can be found on page 55 of the Circular.

Circular 2002.04.04.pd

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 04/04/2002 to the SGX